Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Closure of PG545 Phase 1a Clinical Trial

Brisbane, Australia, 20th September 2011. Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) announced today that the current Phase 1a PG545 human clinical trial in advanced cancer patients has been put on hold due to unexpected local injection site reactions seen in patients.

These reactions appear to be a very specific side effect in humans and were not seen to this extent in the extensive preclinical animal testing of the drug.

The company has halted patient recruitment and will formally close the current PG545-101 study once the current cohort of patients is complete.

Encouragingly, no significant systemic toxicities were observed at the doses administered; with the drug being well tolerated with the exception of the injection site reactions. The company will review a potential change in the route of administration from subcutaneous to intravenous (IV) to address this issue. A further market update will be provided once the company has completed additional pharmacokinetic, safety and efficacy evaluations on the IV route of administration.

“While this is a disappointing short term outcome PG545 remains an exciting new anti-cancer drug and we believe that with further development it will re-enter clinical trials in 2012. PG545 is still potentially the best-in-class heparanase inhibitor with superior drug-like properties. We believe that it has the potential to extend and enhance the lives of cancer patients through its dual mechanism of action of stopping both tumour growth and tumour spread” said Stuart James, Chairman, Progen Pharmaceuticals Ltd.

The company will also put on hold its plan to file an Investigational New Drug Application with the US Food and Drug Administration until further data is available.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Paul Dixon

Company Secretary

+61 7 3273 9133

+61 422 111 752

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, whether or not EPI can be funded or divested successfully, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.